                             ____________________


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


(MARK ONE)


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE
      FISCAL YEAR ENDED DECEMBER 31, 1994 OR



[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE
      TRANSITION PERIOD FROM ______________ TO _______________.



      COMMISSION FILE NUMBER .....................  1-5964


          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: ALCO STANDARD CORPORATION STOCK PARTICIPATION PLAN.


          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:



                           ALCO STANDARD CORPORATION
                                 P.O. BOX 834
                         VALLEY FORGE, PA  19482-0834


                             ____________________

                             REQUIRED INFORMATION
                             --------------------

a.   Financial Statements.  The following financial statements are
     --------------------
     furnished for the Plan.


     1. Audited Statements of Net Assets Available for Benefits - December 31, 1994 and December 31, 1993.


     2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1994 and December 31, 1993.


     3.   Notes to Financial Statements


     4.   Schedules

          (a)   Assets Held for Investment Purposes

          (b) Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


b.   Exhibits
     --------

          Exhibit 23   Consent of Independent Auditors

                                          Financial Statements and Schedules


                                               Alco Standard Corporation
                                                Stock Participation Plan

                                          Years ended December 31, 1994 and 1993
                                            with Report of Independent Auditors

                           Alco Standard Corporation
                           Stock Participation Plan

                      Financial Statements and Schedules

                    Years ended December 31, 1994 and 1993



                                   CONTENTS

Report of Independent Auditors............................................  1

Audited Financial Statements

Statements of Assets Available for Benefits...............................  2
Statements of Changes in Assets Available for Benefits....................  3
Notes to Financial Statements.............................................  4


Schedules

Assets Held for Investment Purposes.......................................  7
Transactions or Series of Transactions in Excess of
  5% of the Current Value of Plan Assets..................................  8

[LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]



                        Report of Independent Auditors


Trustees of the Alco Standard Corporation
Stock Participation Plan

We have audited the accompanying statements of assets available for benefits of the Alco Standard Corporation Stock Participation Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Alco Standard Corporation Stock Participation Plan at December 31, 1994 and 1993, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                                  ERNST & YOUNG LLP

May 19, 1995

                           Alco Standard Corporation
                           Stock Participation Plan

                  Statements of Assets Available for Benefits

                                                                       DECEMBER 31
                                                                   1994           1993
                                                           -----------------------------------
ASSETS
Cash                                                           $    216,030   $    256,564
Investments at fair value:
   Alco Standard Corporation common stock:
     1994--4,825,701 shares; cost--$162,631,988;
     1993--4,508,927 shares; cost--$127,279,793                 302,812,738    246,863,753
   Pre-retirement Fund                                            6,425,004      5,312,493
Interest income receivable                                           42,918         84,140
Contributions receivable                                          3,843,261      2,686,575
                                                           -----------------------------------
Assets available for benefits                                  $313,339,951   $255,203,525
                                                           ===================================


See accompanying notes.

                           Alco Standard Corporation
                           Stock Participation Plan

            Statements of Changes in Assets Available for Benefits

                                                               YEAR ENDED DECEMBER 31
                                                                1994            1993
                                                         -----------------------------------
Additions:
  Employee contributions                                     $ 32,721,911    $ 21,257,885
  Employer contributions                                       20,776,773      13,384,986
  Dividend income                                               4,687,707       4,330,665
  Interest income                                                 438,726         350,197
                                                         -----------------------------------
Total additions                                                58,625,117      39,323,733


Deductions:
  Benefits paid to participants                                37,687,688      32,905,509
  Administrative expenses                                         213,327         170,707
                                                         -----------------------------------
Total deductions                                               37,901,015      33,076,216
                                                         -----------------------------------
                                                               20,724,102       6,247,517


Realized and unrealized gain on
  investments                                                  37,412,324      82,535,585
                                                         -----------------------------------
Net increase for the year                                      58,136,426      88,783,102



Assets available for benefits at
  beginning of year                                           255,203,525     166,420,423
                                                         -----------------------------------
Assets available for benefits at end of year                 $313,339,951    $255,203,525
                                                         ===================================

See accompanying notes.

                           Alco Standard Corporation
                           Stock Participation Plan

                         Notes to Financial Statements

                               December 31, 1994


1. SIGNIFICANT ACCOUNTING POLICIES

Employee contributions and related employer required matching contributions are recognized when amounts are withheld from the employees' pay.

The cost of investments in Alco Standard Corporation common stock represents the amount paid less the average cost of stock distributions. The market value of the investments is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

The Pre-retirement Fund consists of investments in guaranteed investment contracts. This Fund is managed jointly by an insurance company and two trust companies.

Investments in the Pre-retirement Fund are valued at contract value, which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

2. DESCRIPTION OF PLAN

The Alco Standard Corporation Stock Participation Plan is a defined contribution plan. With certain exceptions, participation is limited to full-time and part-time personnel of Alco Standard Corporation and its domestic subsidiaries which adopt the Plan.

Participants may elect to contribute on a pretax basis an amount which is not less than 2% nor more than 6% of annual regular salaries or wages paid, so long as such amount does not exceed the maximum allowable under the Internal Revenue Code. Sponsoring units of Alco (employers) contribute an amount equal to two-thirds of the participants' before-tax contributions. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested upon retirement, position termination due to permanent shutdown of plant and department, total and permanent disability, or death.

                           Alco Standard Corporation
                           Stock Participation Plan

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

All contributions (and any dividends thereon) will be invested in Alco Standard Corporation common stock except for the purpose of temporary investment pending either the purchase of Alco Standard Corporation stock, the distribution of cash from the Plan, or the elimination of fractional shares. For this purpose, contributions not invested in Alco Standard Corporation stock can be invested in cash equivalents. Once the participant reaches the age of 55, the participant has the option to exchange a portion of the value of common stock for an investment in a guaranteed investment contract.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

As of December 31, 1994 and 1993, there were 19,938 and 14,626 individuals participating in the Plan, respectively.

Information about the Plan, including vesting and withdrawal provisions, is contained in the Summary Plan Description, which is available from the Plan Administrator.

3. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. TRANSACTIONS WITH PARTIES IN INTEREST

During 1994 and 1993, respectively, the Plan purchased from Alco Standard Corporation 992,290 shares (cost $56,828,922) and 816,560 shares (cost $36,414,787) of its common stock. Amounts paid for these shares approximated the average market price in the month of purchase.

                           Alco Standard Corporation
                           Stock Participation Plan

                   Notes to Financial Statements (continued)



5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         DECEMBER 31,
                                                                     1994           1993
                                                               ------------------------------
Assets available for benefits per the financial statements       $313,339,951   $255,203,525
Amounts allocated to withdrawn participants                        (2,599,224)    (2,559,327)
                                                               ------------------------------
Net assets available for benefits per the Form 5500              $310,740,727   $252,644,198
                                                               ==============================

The following is a reconciliation for benefits paid to participants per the financial statements on the Form 5500:

                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                                  1994
                                                                            -----------------
Benefits paid to participants per the financial statements                   $ 37,687,688
Add:  amounts allocated to withdrawn participants at
  December 31, 1994                                                             2,599,224
Less:  amounts allocated to withdrawn participants
  at December 31, 1993                                                         (2,559,327)
                                                                            -----------------
Benefits paid to participants per the Form 5500                              $ 37,727,585
                                                                            =================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                           Alco Standard Corporation
                           Stock Participation Plan

                      Assets Held for Investment Purposes

                               December 31, 1994

                                              DESCRIPTION                             CURRENT
 IDENTITY OF ISSUE                           OF INVESTMENT              COST           VALUE
 ------------------------------------------------------------------------------------------------
 Alco Standard Corporation*               Common stock -
                                          4,825,701 shares        $ 162,631,988   $ 302,812,738

 Connecticut General Life Insurance       Guaranteed Investment
   Company Guaranteed Long-Term Fund      Contracts
                                          2,030,302 units             2,030,302       2,030,302

 La Salle National Trust Company Income   Fixed Income
   Plus Fund                              Contracts
                                          2,178,076 units             2,178,076       2,178,076

 Fidelity Management Trust Company        Fixed Income
   Managed Income Portfolio               Contracts
                                          2,216,626 units             2,216,626       2,216,626
                                                                 --------------------------------
                                                                  $ 169,056,992   $ 309,237,742
                                                                 ================================

*  Party-in-interest.

                           Alco Standard Corporation
                           Stock Participation Plan

              Transactions or Series of Transactions in Excess of
                    5% of the Current Value of Plan Assets

                         Year ended December 31, 1994

                                                                                SELLING PRICE
    IDENTITY OF              DESCRIPTION                                         OR MATURITY                         NET GAIN
   PARTY INVOLVED             OF ASSETS                     PURCHASE PRICE          VALUE            COST            OR (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------

 Category III--A series of transactions in a security issue aggregating 5% of plan assets
 ----------------------------------------------------------------------------------------

 Alco Standard        Common Stock--purchased
 Corporation*         992,290 shares in 24 transactions;
                      sold 675,516 shares in 12
                      transactions                            $56,828,922       $38,292,261       $21,476,727       $16,815,534


 Pursuant to DOL Regulation Section 2520.103-6, there were no category I, II, or IV reportable transactions during 1994.



 * Party-in-interest.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                                    ALCO STANDARD CORPORATION
                                                    STOCK PARTICIPATION PLAN
                                                    ------------------------







By:   /s/Nancy J. Heiden                               Date:  June 29, 1995
   ---------------------------------
       Nancy J. Heiden
       Plan Administrator

                                   FORM 11-K

              ALCO STANDARD CORPORATION STOCK PARTICIPATION PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1994







                               INDEX TO EXHIBITS
                               -----------------

Exhibit Number                         Description
- --------------                         -----------

Exhibit 23                       Consent of Independent Auditors